KONECRANES
Lifting Businesses™

FILE 82-4297

06017737

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

16 October, 2006

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 16 October, 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

Dlw 10/26

KCI Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358-20 427 11 Fax +358-20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

JPMORGAN CHASE & CO'S HOLDING IN KCI KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

KCI Konecranes has been informed of a change in JPMorgan Chase & Co's and its subsidiaries' holdings in KCI Konecranes Plc.

On 13 October, 2006 JPMorgan Chase & Co and its subsidiaries were in possession of 2 951 289 KCI Konecranes shares. This holding corresponds to 4.94 % of the share capital and voting rights of KCI Konecranes Plc.

Holdings were as follows:

Fund name	Shares	Proportion of share capital and voting rights %
JP Asset Management (Taiwan) Limited	65 940	0.11
JP Asset Management Limited	40 457	0.07
J.P. Morgan Fleming Asset Management (Japan) Limited	13 125	0.02
JP Morgan Asset Management (UK) Limited	2 762 618	4.63
J.P. Morgan Securities Ltd.	69 149	0.12
TOTAL	2 951 289	4.94

On the basis of a previous announcement, JPMorgan Chase & Co. and its direct and indirect subsidiaries were in possession of 5.02 % of the share capital and the voting rights of KCI Konecranes Plc on 10 October, 2006.

KCI Konecranes has a total of 59 720 220 shares. The company has only one class of shares and each share entitles to one vote.

Konecranes is a world-leading group of lifting businesses, serving a broad range of customers, including manufacturing and process industries, shipyards and harbours with productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2005, Group sales totalled EUR 971 million. The Group has 7,000 employees, at more than 340 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORAMATION
Mr Paul Lönnfors, IR Manager
Tel. +358 20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
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